April 22, 2022

VIA EDGAR

Securities and Exchange Commission Public Filing Desk 100 F Street, N.E. Washington, D.C. 20549

Re: Cantor Select Portfolios Trust, File Nos. 333-262101; 811- 23774

Ladies and Gentlemen:

On behalf of Cantor Select Portfolios Trust (the "Trust"), we hereby electronically file the Trust’s registration statement on Form N-14, pursuant to the Securities Act of 1933, as amended. This Form N-14 is being filed in connection with the reorganization of the Delaware Growth Equity Fund, a series of Delaware Group Equity Funds IV (the “Acquired Fund”), into the Cantor Growth Equity Fund, as series of the Trust (the “Acquiring Fund”), in exchange for shares of the Acquiring Fund and the assumption by the Acquiring Fund of the liabilities of the Acquired Fund.

No fees are required in connection with this filing.

If you have any questions concerning this filing, please contact Tanya Boyle at 214-665-3685.

Sincerely,

Very truly yours,

/s/ Greenberg Traurig, LLP

Greenberg Traurig, LLP